Exhibit 99.1

TOP SHIPS INC. ANNOUNCES PRICING OF $8.4 MILLION REGISTERED DIRECT OFFERING

November 7, 2019 – Athens, Greece – TOP Ships Inc. (the “Company”) (NASDAQ:TOPS) announced today that it has entered into a placement agent agreement with Maxim Group LLC relating to the sale of the Company’s securities (the “Placement Agent Agreement”).  Pursuant to the Placement Agent agreement, the Company entered into a securities purchase agreement with certain institutional investors in connection with a registered direct offering of an aggregate of 4,200,000 common shares at a public offering price of $2.00 per share (the “Registered Offering”).  Concurrently with the Registered Offering and pursuant to the Purchase Agreement, the Company also commenced a private placement whereby it issued and sold Class A warrants to purchase up to 4,200,000 common shares and Class B warrants to purchase up to 4,200,000 common shares (the “Private Placement”). The aggregate gross proceeds of the Registered Offering and Private Placement are $8.4 million. The Registered Offering and Private Placement are expected to close on or about November 7, 2019, subject to the satisfaction of customary closing conditions.
Each Class A warrant is immediately exercisable for one common share at an exercise price of $2.00 per share and will expire eight months from issuance.  The Class A warrants also provide that if during the period of time between the date that is the earlier of (i) 30 days from the closing date and (ii) the trading day on which a total of more than 12.6 million common shares have traded since the closing date of this offering and if the volume weighted-average price of the common shares immediately prior to the exercise date is lower than $3.20 per share, each warrant may be exercised, at the option of the holder, on a cashless basis for 0.4 of a common share.
Each Class B warrant is immediately exercisable for one common share at an exercise price of $2.00 per share and will expire eighteen months from issuance.
The Company has agreed to subsequently register for resale the common shares underlying the warrants.
Maxim Group LLC is the sole placement agent in connection with the offering.

The common shares are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333- 215577) previously filed and declared effective by the United States Securities and Exchange Commission (“SEC”).  A prospectus supplement relating to the offering will be filed by the Company with the SEC.  When filed, copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC's website at http://www.sec.gov or from the offices of Maxim Group LLC, 405 Lexington Avenue, New York, New York 10174, Attn: Prospectus Department, or by telephone at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus.

About TOP Ships Inc.
TOP Ships Inc. (NASDAQ:TOPS) is an international owner and operator of modern, fuel efficient “ECO” tanker vessels currently focusing on the transportation of crude oil and petroleum products.

Cautionary Note Regarding Forward-Looking Statements
Matters discussed in this press release may constitute “forward-looking statements” within the meaning of the U.S. federal securities laws.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org